SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and

Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

RAMCO-GERSHENSON PROPERTIES TRUST

(Name of Issuer)

COMMON SHARES OF BENEFICIAL INTEREST

(Title of Class of Securities)

751452202

(CUSIP Number)

Lori J. Foust

Treasurer

Inland American Real Estate Trust, Inc.

2901 Butterfield Road

Oak Brook, Illinois 60523

(630 218-8000)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 8, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box: ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 751452202

1)	Names of Reporting Persons Inland American Real Estate Trust, Inc.

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3)	SEC Use Only

4)	Source of Funds: WC, OO

5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6)	Place of Organization: Maryland Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With:	7)	Sole Voting Power: 0

	8)	Shared Voting Power: 1,470,037(1)

	9)	Sole Dispositive Power: 0

	10)	Shared Dispositive Power: 1,470,037(1)

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,470,037(1)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13)	Percent of Class Represented by Amount in Row (11): 8%(2)

14)	Type of Reporting Person: CO

(1) The number of shares reported as beneficially owned is as of October 9, 2008.

(2) The percentage is calculated based on a total of 18,474,174 of the Issuer’s common shares of beneficial interest, par value $0.01 per share, outstanding as of August 4, 2008, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 7, 2008.

CUSIP No. 751452202

1)	Names of Reporting Persons Inland Investment Advisors, Inc.

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3)	SEC Use Only

4)	Source of Funds: OO

5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6)	Place of Organization: Illinois Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With:	7)	Sole Voting Power: 0

	8)	Shared Voting Power: 1,652,887(1)

	9)	Sole Dispositive Power: 0

	10)	Shared Dispositive Power: 1,652,887(1)

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,652,887(1)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13)	Percent of Class Represented by Amount in Row (11): 9%(2)

14)	Type of Reporting Person: IA, CO

(1) The number of shares reported as beneficially owned is as of October 9, 2008.  Includes shares beneficially owned by Inland Investment Advisors, Inc. through its management of the discretionary accounts of its clients.

(2) The percentage is calculated based on a total of 18,474,174 of the Issuer’s common shares of beneficial interest, par value $0.01 per share, outstanding as of August 4, 2008, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 7, 2008.

CUSIP No. 751452202

1)	Names of Reporting Persons Inland Real Estate Investment Corporation

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3)	SEC Use Only

4)	Source of Funds: OO

5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6)	Place of Organization: Delaware Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With:	7)	Sole Voting Power: 0

	8)	Shared Voting Power: 1,652,887(1)

	9)	Sole Dispositive Power: 0

	10)	Shared Dispositive Power: 1,652,887(1)

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,652,887(1)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13)	Percent of Class Represented by Amount in Row (11): 9%(2)

14)	Type of Reporting Person: HC, CO

(1) The number of shares reported as beneficially owned is as of October 9, 2008.  Includes shares beneficially owned by Inland Investment Advisors, Inc., a wholly owned subsidiary of Inland Real Estate Investment Corp., through its management of the discretionary accounts of its clients.

(2) The percentage is calculated based on a total of 18,474,174 of the Issuer’s common shares of beneficial interest, par value $0.01 per share, outstanding as of August 4, 2008, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 7, 2008.

CUSIP No. 751452202

1)	Names of Reporting Persons Inland Real Estate Corporation

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3)	SEC Use Only

4)	Source of Funds: WC, OO

5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6)	Place of Organization: Maryland Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With:	7)	Sole Voting Power: 0

	8)	Shared Voting Power: 5,000(1)

	9)	Sole Dispositive Power: 0

	10)	Shared Dispositive Power: 5,000(1)

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,000(1)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13)	Percent of Class Represented by Amount in Row (11): 0.0%(2)

14)	Type of Reporting Person: CO

(1) The number of shares reported as beneficially owned is as of October 9, 2008.

(2) The percentage is calculated based on a total of 18,474,174 of the Issuer’s common shares of beneficial interest, par value $0.01 per share, outstanding as of August 4, 2008, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 7, 2008.

CUSIP No. 751452202

1)	Names of Reporting Persons The Inland Group, Inc.

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3)	SEC Use Only

4)	Source of Funds: OO

5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6)	Place of Organization: Delaware Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With:	7)	Sole Voting Power: 0

	8)	Shared Voting Power : 1,652,887(1)

	9)	Sole Dispositive Power: 0

	10)	Shared Dispositive Power: 1,652,887(1)

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,652,887(1)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13)	Percent of Class Represented by Amount in Row (11): 9%(2)

14)	Type of Reporting Person: HC, CO

(1) The number of shares reported as beneficially owned is as of October 9, 2008.  Includes shares beneficially owned by Inland Investment Advisors, Inc., an indirect wholly owned subsidiary of The Inland Group, Inc., through its management of the discretionary accounts of its clients.

(2) The percentage is calculated based on a total of 18,474,174 of the Issuer’s common shares of beneficial interest, par value $0.01 per share, outstanding as of August 4, 2008, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 7, 2008.

CUSIP No. 751452202

1)	Names of Reporting Persons Inland Western Retail Real Estate Trust, Inc.

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3)	SEC Use Only

4)	Source of Funds: WC, OO

5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6)	Place of Organization: Maryland Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With:	7)	Sole Voting Power: 0

	8)	Shared Voting Power: 80,550(1)

	9)	Sole Dispositive Power: 0

	10)	Shared Dispositive Power: 80,550(1)

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 80,550(1)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13)	Percent of Class Represented by Amount in Row (11): 0.4%(2)

14)	Type of Reporting Person: CO

(1) The number of shares reported as beneficially owned is as of October 9, 2008.

(2) The percentage is calculated based on a total of 18,474,174 of the Issuer’s common shares of beneficial interest, par value $0.01 per share, outstanding as of August 4, 2008, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 7, 2008.

CUSIP No. 751452202

1)	Names of Reporting Persons Eagle Financial Corp.

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3)	SEC Use Only

4)	Source of Funds: WC, OO

5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6)	Place of Organization: Illinois Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With:	7)	Sole Voting Power : 0

	8)	Shared Voting Power: 40,000(1)

	9)	Sole Dispositive Power: 0

	10)	Shared Dispositive Power: 40,000(1)

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 40,000(1)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13)	Percent of Class Represented by Amount in Row (11): 0.2%(2)

14)	Type of Reporting Person: CO

(1) The number of shares reported as beneficially owned is as of October 9, 2008.

(2) The percentage is calculated based on a total of 18,474,174 of the Issuer’s common shares of beneficial interest, par value $0.01 per share, outstanding as of August 4, 2008, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 7, 2008.

CUSIP No. 751452202

1)	Names of Reporting Persons The Inland Real Estate Transactions Group, Inc.

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3)	SEC Use Only

4)	Source of Funds: WC, OO

5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6)	Place of Organization: Illinois Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With:	7)	Sole Voting Power: 0

	8)	Shared Voting Power: 40,000(1)

	9)	Sole Dispositive Power: 0

	10)	Shared Dispositive Power: 40,000(1)

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 40,000(1)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13)	Percent of Class Represented by Amount in Row (11): 0.2%(2)

14)	Type of Reporting Person: HC, CO

(1) The number of shares reported as beneficially owned is as of October 9, 2008.

(2) The percentage is calculated based on a total of 18,474,174 of the Issuer’s common shares of beneficial interest, par value $0.01 per share, outstanding as of August 4, 2008, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 7, 2008.

CUSIP No. 751452202

1)	Names of Reporting Persons Minto Builders (Florida), Inc.

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3)	SEC Use Only

4)	Source of Funds: WC, OO

5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6)	Place of Organization: Florida Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With:	7)	Sole Voting Power: 0

	8)	Shared Voting Power: 53,000(1)

	9)	Sole Dispositive Power: 0

	10)	Shared Dispositive Power: 53,000(1)

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 53,000(1)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13)	Percent of Class Represented by Amount in Row (11): 0.3%(2)

14)	Type of Reporting Person: CO

(1) The number of shares reported as beneficially owned is as of October 9, 2008.

(2) The percentage is calculated based on a total of 18,474,174 of the Issuer’s common shares of beneficial interest, par value $0.01 per share, outstanding as of August 4, 2008, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 7, 2008.

CUSIP No. 751452202

1)	Names of Reporting Persons Daniel L. Goodwin

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3)	SEC Use Only

4)	Source of Funds: OO

5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6)	Citizenship: United States Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With:	7)	Sole Voting Power: 0

	8)	Shared Voting Power: 1,652,887(1)

	9)	Sole Dispositive Power: 0

	10)	Shared Dispositive Power: 1,652,887(1)

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,652,887(1)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13)	Percent of Class Represented by Amount in Row (11): 9%(2)

14)	Type of Reporting Person: HC, IN

(1) The number of shares reported as beneficially owned is as of October 9, 2008.  Includes shares beneficially owned by Inland Investment Advisors, Inc., an indirect wholly owned subsidiary of The Inland Group, Inc., through its management of the discretionary accounts of its clients.  Mr. Goodwin is the controlling shareholder of The Inland Group, Inc.

(2) The percentage is calculated based on a total of 18,474,174 of the Issuer’s common shares of beneficial interest, par value $0.01 per share, outstanding as of August 4, 2008, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 7, 2008.

CUSIP No. 751452202

1)	Names of Reporting Persons Robert D. Parks

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3)	SEC Use Only

4)	Source of Funds: OO

5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6)	Citizenship: United States Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With:	7)	Sole Voting Power: 0

	8)	Shared Voting Power: 3,400(1)

	9)	Sole Dispositive Power: 0

	10)	Shared Dispositive Power: 3,400(1)

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,400(1)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13)	Percent of Class Represented by Amount in Row (11): 0.0%(2)

14)	Type of Reporting Person: IN

(1) The number of shares reported as beneficially owned is as of October 9, 2008.

(2) The percentage is calculated based on a total of 18,474,174 of the Issuer’s common shares of beneficial interest, par value $0.01 per share, outstanding as of August 4, 2008, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 7, 2008.

CUSIP No. 751452202

1)	Names of Reporting Persons Robert H. Baum

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3)	SEC Use Only

4)	Source of Funds: OO

5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6)	Citizenship: United States Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With:	7)	Sole Voting Power: 0

	8)	Shared Voting Power: 3,000(1)

	9)	Sole Dispositive Power: 0

	10)	Shared Dispositive Power: 3,000(1)

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,000(1)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13)	Percent of Class Represented by Amount in Row (11): 0.0%(2)

14)	Type of Reporting Person: IN

(1) The number of shares reported as beneficially owned is as of October 9, 2008.

(2) The percentage is calculated based on a total of 18,474,174 of the Issuer’s common shares of beneficial interest, par value $0.01 per share, outstanding as of August 4, 2008, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 7, 2008.

CUSIP No. 751452202

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) amends and supplements the schedule 13D filed by Inland American Real Estate Trust, Inc., Inland Investment Advisors, Inc., Inland Real Estate Investment Corporation, Inland Real Estate Corporation, The Inland Group, Inc., Inland Western Retail Real Estate Trust, Inc., Eagle Financial Corporation, The Inland Real Estate Transactions Group, Inc., Daniel L. Goodwin, Robert D. Parks and Robert H. Baum with the Securities and Exchange Commission (the “SEC”) on April 7, 2008 (the “Initial Statement” and together with Amendment No. 1 filed with the SEC on June 24, 2008, Amendment No. 2 filed with the SEC on July 18, 2008, and Amendment No. 3, the “Schedule 13D”), in connection with the acquisition of additional Shares by Reporting Persons.  Capitalized terms used in this Amendment No. 3 without being defined herein have the respective meanings given to them in the Initial Statement, or a prior amendment, as applicable.

Item 2.	Identity and Background.

Appendices B, C, E, G, H and I to Item 2 with respect to Identity and Background items (2)(a), (b), (c) and (f) of each of the executive officers and directors of Adviser, IREC, TIGI, Eagle, TIRETG and MB REIT, respectively, which information is incorporated by reference into this Item 2, are hereby amended and restated in their entirety as filed with this Amendment No. 3.

Item 3.	Source and Amount of Funds or Other Consideration.
Item 3 of the Schedule 13D is hereby amended and supplemented by the addition of the following information:

Pursuant to the Inland American Advisory Agreement, Adviser has purchased on behalf of Inland American an additional 154,000 Shares for an aggregate price of $2,932,143 in approximately 12 open-market transactions from July 18, 2008 through October 9, 2008.  The working capital of Inland American and brokerage account margin loans were the sources of consideration for the purchases.

Pursuant to an investment advisory agreement for discretionary accounts, substantially in the form attached as Exhibit 7.1 to this Schedule 13D, Adviser has purchased on behalf of MB REIT 20,000 Shares for an aggregate price of $399,742 in approximately 7 open-market transactions from July 18, 2008 through October 9, 2008.  The working capital of MB REIT and brokerage account margin loans were the sources of consideration for the purchases.

Pursuant to an investment advisory agreement made and entered into as of April 4, 2006, as amended, by and between Inland Western and Adviser, substantially in the form attached as Exhibit 7.2 to this Schedule 13D, Adviser has purchased on behalf of Inland Western a total of 10,000 Shares for an aggregate price of $215,866 in approximately 2 open-market transactions from September 17, 2007 through October 8, 2008.  The working capital of Inland Western and brokerage account margin loans were the sources of consideration for the purchases.

Pursuant to an investment advisory agreement for discretionary accounts, substantially in the form attached as Exhibit 7.3 to this Schedule 13D, Adviser has purchased on behalf of Mr. Goodwin 22,000 Shares for an aggregate price of $445,206 in approximately 7 open-market transactions from September 17, 2008 through October 9, 2008.  The personal funds of Mr. Goodwin and brokerage account margin loans were the sources of consideration for the purchases.

Pursuant to an investment advisory agreement for discretionary accounts, substantially in the form attached as Exhibit 7.3 to this Schedule 13D, Adviser has purchased on behalf of Benedictine University 1,000 Shares for an aggregate price of $19,245 in 2 open-market transactions from September 17, 2008 through October 9, 2008.  The working capital of Benedictine University and brokerage account margin loans were the sources of consideration for the purchases.

Item 5.	Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
(a)

See response corresponding to row 11 of the cover page of each Reporting Person for the aggregate number of Shares beneficially owned by the Reporting Persons, which is incorporated herein by reference.  See response corresponding to row 13 of the cover page of each Reporting Person for the percentage of Shares beneficially owned by each of the Reporting Persons, which is incorporated herein by reference.  The Adviser makes

CUSIP No. 751452202

decisions as to dispositions of the Shares held in the discretionary accounts of the Adviser Clients (as defined below in Item 6) by means of a committee composed of three of the directors of Adviser.  No one officer or director of any of the Reporting Persons, with the exception of Mr. Goodwin, has the ability to direct the disposition of the Shares.

(b)

See responses corresponding to rows seven through ten of the cover page of each Reporting Person for the number of Shares as to which that Reporting Person has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, and shared power to dispose or to direct the disposition, which responses are incorporated herein by reference.  The Adviser shares the power to vote or direct the vote and the power of disposition with each of the Adviser Clients with respect to the Shares in their respective accounts.

(c)	During the past 60 days, Adviser has effected the following Share transactions for the account of Inland American, each via the New York Stock Exchange:

Date	Type of Transaction	No. of Shares	Price Per Share	Total Purchase Price
September 17, 2008	Buy	7,000	$21.90	$153,515
September 18, 2008	Buy	14,000	$21.21	$297,384
October 1, 2008	Buy	7,000	$21.50	$150,706
October 2, 2008	Buy	14,000	$20.88	$292,796
October 3, 2008	Buy	700	$20.25	$14,201
October 6, 2008	Buy	200	$19.50	$3,911
October 7, 2008	Buy	19,000	$19.75	$375,752
October 8, 2008	Buy	48,600	$17.41	$847,759
October 9, 2008	Buy	17,500	$16.51	$289,474

During the past 60 days, Adviser has effected the following Share transactions for the account of MB REIT, each via the New York Stock Exchange:

Date	Type of Transaction	No. of Shares	Price Per Share	Total Purchase Price
October 1, 2008	Buy	2,000	$21.50	$43,062
October 2, 2008	Buy	3,000	$20.88	$62,746
October 7, 2008	Buy	3,000	$19.75	$59,333
October 8, 2008	Buy	1,000	$17.41	$17,448
October 9, 2008	Buy	1,000	$16.51	$16,546

During the past 60 days, Adviser has effected the following Share transactions for the account of Inland Western, each via the New York Stock Exchange:

Date	Type of Transaction	No. of Shares	Price Per Share	Total Purchase Price
September 17, 2008	Buy	5,000	$21.90	$109,655
September 18, 2008	Buy	5,000	$21.21	$106,212

(d)	During the past 60 days, Adviser has effected the following Share transactions for the account of Mr. Goodwin, each via the New York Stock Exchange:

Date	Type of Transaction	No. of Shares	Price Per Share	Total Purchase Price
September 17, 2008	Buy	3,000	$21.93	$65,795
September 18, 2008	Buy	3,000	$21.24	$63,729
October 1, 2008	Buy	3,000	$21.53	$64,591
October 2, 2008	Buy	4,500	$20.91	$94,116
October 7, 2008	Buy	4,500	$19.78	$88,997
October 8, 2008	Buy	2,000	$17.45	$34,892
October 9, 2008	Buy	2,000	$16.54	$33,087

CUSIP No. 751452202

During the past 60 days, Adviser has effected the following Share transactions for the account of other Adviser Clients who are not Reporting Persons, each via the New York Stock Exchange:

Date	Type of Transaction	No. of Shares	Price Per Share	Total Purchase Price
September 17, 2008	Buy	500	$21.90	$10,970
October 9, 2008	Buy	500	$16.51	$8,275

To the knowledge of Inland American, Adviser, IREIC, IREC, TIGI, Inland Western, Eagle, TIRETG and MB REIT, respectively, none of their executive officers and directors, with the exception of Mr. Goodwin as reported, has effected any other transactions in Shares of the Company in the last 60 days.

(e)	None.
(f)	Not Applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

The last sentence of the first paragraph of Item 6 is hereby amended and restated as follows:

The Inland American Advisory Agreement is attached to this Schedule 13D as Exhibit 7.1, a form of advisory agreement into which Adviser has entered with Inland Western and IREC, respectively, is attached to this Schedule 13D as Exhibit 7.2, and a form of advisory agreement into which each of the other Adviser Clients, except MB REIT, has entered is attached as Exhibit 7.3 to this Schedule 13D.  MB REIT has entered into an advisory agreement with Adviser that is substantially similar to the Inland American Advisory Agreement.

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following information:

Schedule A to the Inland American Advisory Agreement and Schedule A to the Form of Investment Advisory Agreement For Discretionary Accounts (No Performance Fee) have been amended as of July 1, 2008. The amended Schedules A are attached hereto as Exhibit 7.1 and Exhibit 7.2, respectively, and replace in their entirety the Schedules A previously included with Exhibit 7.1 and Exhibit 7.2 to this Schedule 13D.

Item 7.	Material to be Filed as Exhibits.
Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit Number	Exhibit
7.1

The amended Schedule A, dated July 1, 2008, to the Inland American Advisory Agreement, is attached to this Amendment No. 3 as Exhibit 7.1 and replaces in its entirety Schedule A in Exhibit 7.1 as filed with the Initial Statement

7.2

The amended Schedule A, dated July 1, 2008, to the Form of Investment Advisory Agreement For Discretionary Accounts (No Performance Fee), is attached to this Amendment No. 3 as Exhibit 7.2 and replaces in its entirety Schedule A in Exhibit 7.2 as filed with the Initial Statement

7.7	Joint Filing Agreement

CUSIP No. 751452202

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 9, 2008	INLAND AMERICAN REAL ESTATE TRUST, INC.

/s/ Brenda G. Gujral
	Name:	Brenda G. Gujral
	Title:	President

Dated: October 9, 2008	INLAND INVESTMENT ADVISORS, INC.

/s/ Roberta S. Matlin
	Name:	Roberta S. Matlin
	Title:	President

Dated: October 9, 2008	INLAND REAL ESTATE INVESTMENT CORPORATION

/s/ Roberta S. Matlin
	Name:	Roberta S. Matlin
	Title:	Senior Vice President

Dated: October 9, 2008	Inland Real Estate Corporation

/s/ Mark E. Zalatoris
	Name:	Mark E. Zalatoris
	Title:	Chief Executive Officer

Dated: October 9, 2008	THE INLAND GROUP, INC.

/s/ Daniel L. Goodwin
	Name:	Daniel L. Goodwin
	Title:	President

Dated: October 9, 2008	Inland Western Retail real Estate Trust, Inc.

/s/ Steven P. Grimes
	Name:	Steven P. Grimes
	Title:	Chief Operating Officer and Chief Financial Officer

Dated: October 9, 2008	Eagle Financial Corp.

/s/ Daniel L. Goodwin
	Name:	Daniel L. Goodwin
	Title:	President

CUSIP No. 751452202

Dated: October 9, 2008	The Inland Real Estate Transactions Group, Inc.

/s/ Daniel L. Goodwin
	Name:	Daniel L. Goodwin
	Title:	President

Dated: October 9, 2008	Minto Builders (Florida), Inc.

/s/ Roberta S. Matlin
	Name:	Roberta S. Matlin
	Title:	Vice President

Dated: October 9, 2008	Daniel L. Goodwin

/s/ Daniel L. Goodwin

Dated: October 9, 2008	Robert D. Parks

/s/ Robert D. Parks

Dated: October 9, 2008	Robert H. baum

/s/ Robert H. Baum

CUSIP No. 751452202

Appendix B

Executive Officers and Directors of Adviser

Names and Titles of Adviser Executive Officers and Directors	Principal Occupation or Employment and Business of Principal Employer	Business or Residence Address; Citizenship
Brenda G. Gujral, Director and Vice President	Chief Executive Officer, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Roberta S. Matlin, Director and President	Senior Vice President, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Daniel L. Goodwin, Director	Chairman and President, The Inland Group, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Robert D. Parks, Director	Chairman, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Catherine L. Lynch, Treasurer and Secretary	Treasurer and Secretary, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

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CUSIP No. 751452202

Appendix C

Executive Officers and Directors of IREIC

Names and Titles of IREIC Executive Officers and Directors	Principal Occupation or Employment and Business of Principal Employer	Business or Residence Address; Citizenship

Daniel L. Goodwin, Director	Chairman and President, The Inland Group, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Robert H. Baum, Director	Vice Chairman, Executive Vice President and General Counsel of The Inland Group, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Brenda G. Gujral, Director & Chief Executive Officer	Chief Executive Officer, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Roberta S. Matlin, Director & Senior Vice President	Senior Vice President, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Robert D. Parks, Director	Chairman, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Catherine L. Lynch, Treasurer and Secretary	Treasurer and Secretary, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

George A. Pandaleon, Senior Vice President	Senior Vice President, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Ulana B. Horalewskyj, Senior Vice President	Senior Vice President, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

George Adamek, Vice President	Vice President, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

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CUSIP No. 751452202

Marianne Jones, Vice President	Vice President, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Guadalupe Griffin, Vice President	Vice President, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Dawn M. Williams, Vice President-Marketing	Vice President-Marketing, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Sandra Perion, Senior Vice President-Operations	Senior Vice President-Operations, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

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CUSIP No. 751452202

Appendix E

Executive Officers and Directors of TIGI

Names and Titles of TIGI Executive Officers and Directors	Principal Occupation or Employment and Business of Principal Employer	Business or Residence Address; Citizenship
Daniel L. Goodwin, Chairman and President	Chairman and President, The Inland Group, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Robert H. Baum Vice Chairman, Executive Vice President and General Counsel	Vice Chairman, Executive Vice President and General Counsel, The Inland Group, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

G. Joseph Cosenza, Vice Chairman	Vice Chairman, The Inland Group, Inc.; President, Inland Real Estate Acquisitions, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Robert D. Parks, Director	Chairman, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

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CUSIP No. 751452202

Appendix G

Executive Officers and Directors of Eagle

Names and Titles of Eagle Executive Officers and Directors	Principal Occupation or Employment and Business of Principal Employer	Business or Residence Address; Citizenship
Daniel L. Goodwin, President and Director	Chairman and President, The Inland Group, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Kiran C. Joshi, Director and Vice President	Director and Vice President, Inland Real Estate Acquisitions, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Alan F. Kremin, Director, Treasurer and Secretary	Director, Chief Financial Officer, Treasurer and Secretary, The Inland Real Estate Transactions Group, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

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CUSIP No. 751452202

Appendix H

Executive Officers and Directors of TIRETG

Names and Titles of TIRETG Executive Officers and Directors	Principal Occupation or Employment and Business of Principal Employer	Business or Residence Address; Citizenship
Daniel L. Goodwin, President and Director	Chairman and President, The Inland Group, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Robert H. Baum, Director and Vice President	Vice Chairman, Executive Vice President and General Counsel, The Inland Group, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Alan F. Kremin, Director, Chief Financial Officer, Treasurer and Secretary	Director, Chief Financial Officer, Treasurer and Secretary, The Inland Real Estate Transactions Group, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

H-1

Appendix I

Executive Officers and Directors of MB REIT

Names and Titles of MB REIT Executive Officers and Directors	Principal Occupation or Employment and Business of Principal Employer	Business or Residence Address; Citizenship
Lori Foust, Director and Treasurer	Treasurer and Principal Financial Officer of Inland American; Chief Financial Officer of Inland American Business Manager & Advisor, Inc.; principally employed by IREIC.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Brenda G. Gujral, Director and President	President and Chief Operating Officer, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

J. Eric McKinney, Director	Executive, the Minto Group Inc.	300-427 Laurier Avenue West, Ottawa, Ontario, Canada Canadian Citizen

Robert D. Parks, Director	Chairman, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Greg Rogers, Director	Executive Vice-President, Minto Commercial Inc.	Minto Commercial Inc. 427 Laurier Avenue West, Suite 1010 Ottawa, Ontario K1R 7Y2, Canada Canadian Citizen

Roberta S. Matlin, Vice President	Senior Vice President, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Scott W. Wilton, Secretary

Secretary of Inland American; Assistant Vice President of The Inland Real Estate Group, Inc.; Secretary of Inland Real Estate Exchange Corporation; Secretary of Inland American Business Manager & Advisor, Inc.; principally employed as Assistant Counsel with The Inland Real Estate Group, Inc. law department, which provides legal services, including drafting and negotiating real estate purchase and sales contracts, leases and other real estate or corporate agreements and documents, performing due diligence, and rendering legal opinions.

2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

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